

SECU `06050298` SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 4875 5

NOV 2 9 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/05___ AND ENDING ___09/30/06___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RYAN FINANCIAL, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 MAIN STREET

                                (No. and Street)

ANDOVER   MA   01810
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM T. RYAN   (978) 475-1500
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARL B. BINDMAN, CPA, P.C.

               (Name – if individual, state last, first, middle name)

18 RAILROAD AVENUE   ANDOVER   MA   01810
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __WILLIAM T. RYAN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __RYAN FINANCIAL, INC.__ , as of __SEPTEMBER 30__ , 20 _06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

<u>   _William T. Ry____</u>
Signature

PRESIDENT
_____
Title

<u>   _Carl B. Burdman____</u>
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



RYAN FINANCIAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

RYAN FINANCIAL, INC.
YEAR ENDED SEPTEMBER 30, 2006

TABLE OF CONTENTS

CARL B. BINDMAN, CPA, P.C.

18 RAILROAD AVENUE
ANDOVER, MASSACHUSETTS 01810
—

OFFICE (978) 470-2027
FAX (978) 470-2444

The Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Ryan Financial, Inc. as of September 30, 2006 and the related statements of income and retained earnings, changes in stockholders' equity, cash flows and the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the computation of net capital based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the computation of net capital referred to above present fairly, in all material respects, the financial position of Ryan Financial, Inc. as of September 30, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carl B. Bindman, CPA, P.C.

Carl B. Bindman, CPA, P.C.
Andover, MA
November 9, 2006

CARL B. BINDMAN, CPA, P.C.

18 RAILROAD AVENUE
ANDOVER, MASSACHUSETTS 01810

———

OFFICE (978) 470-2027
FAX (978) 470-2444

The Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

In planning and performing our audit of the financial statements of Ryan Financial, Inc. (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons
> 2. Recordation of differences required by rule 17a-13
> 3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carl B. Bindman, CPA, P.C.
Andover, MA 01810
November 9, 2006

RYAN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

CURRENT ASSETS		
Cash - checking	$ 1,177	
Cash - restricted	36,883	
Total cash		$ 38,060
Prepaid expenses		1,270
Due from affiliate		34,117
Due from clearing broker		2,092
Total Current Assets		75,539
TOTAL ASSETS		$ 75,539

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 7,090
Accrued income taxes	7,812
Total Current Liabilities	14,902
STOCKHOLDERS' EQUITY	
Common stock, no par, 20,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	17,022
Retained earnings (deficit)	33,615
Total Stockholders' Equity	60,637
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 75,539

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

INCOME

Commission and annuity income	$	686,198
Interest income		2,345
Total income		688,543

EXPENSES

Bank service charges	16
Expenses reimbursed	587,419
Insurance expense	2,084
Other broker dealer expenses	20,289
Professional fees	8,396
Ticket charges	24,443
Total expenses	642,647
Net income before income taxes	45,896
Income taxes	7,812
Net income	38,084
Retained earnings (deficit), beginning	(4,469)
Retained earnings, ending	$ 33,615

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL; INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
SEPTEMBER 30, 2006

	Ret. Earnings (Deficit)	Add. Paid-in Capital	Common Stock
Bal. at 10/1/05	(4,469)	92,022	10,000
Repayment of capital	-	(75,000)	-
Net income	38,084	-	-
Bal. at 9/30/06	33,615	17,022	10,000

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	38,084
(Increase) decrease:		
Prepaid expenses		48
Due from clearing broker		(1,687)
Due from affiliate		(34,117)
Refundable corporate taxes		297
Increase (decrease):		
Accounts payable		808
Accrued income taxes		7,812
Due to affiliate		(9,159)
CASH FLOWS FROM OPERATING ACTIVITIES:		2,086
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of capital		(75,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		(75,000)
Increase (decrease) in cash		(72,914)
CASH, BEGINNING OF YEAR		110,974
CASH, END OF YEAR	$	38,060

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006

TOTAL ASSETS	$	75,539
LESS: LIABILITIES		(14,902)
TOTAL CAPITAL		60,637
LESS: NON-ALLOWABLE ASSETS		37,479
NET CAPITAL BEFORE HAIRCUTS		23,158
EXCESS DEDUCTIBLE ON FIDELITY BOND		(5,000)
HAIRCUTS		(738)
NET CAPITAL	$	17,420
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	12,420

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$	14,902
NET CAPITAL	$	17,420
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		85.54%

There are no material differences in the computation of the net capital under SEC.240.15c3-1 as shown in this report and as reflected on the most recent FOCUS Part IIA filings.

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is primarily engaged in the securities brokerage business.

NOTE B – CASH RESTRICTED:

The Company is required to maintain a restricted reserve cash account with Raymond James & Associates with a minimum balance of $25,000. As of September 30, 2006 the balance was $35,025.

NOTE C – NET CAPITAL REQUIREMENTS:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% of capital. As of September 30, 2006 the Company had net capital of $17,420 which was $12,420 in excess of its required net capital of $5,000 and there was aggregate indebtedness of $14,902 resulting in a ratio of 85.54%.

NOTE D – PROVISION FOR INCOME TAX:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the expiration of operating losses that were available to offset state income taxes.

The components of income tax expense for the year ended September 30, 2006 are:

Current taxes	$ 7,812
Deferred taxes	0
Total	$ 7,812

NOTE E-USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE F-RELATED PARTY TRANSACTIONS:

The Company has a cost sharing arrangement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. These expenses were classified as expense reimbursement for the year ended September 30, 2006. As of September 30, 2006 there is a balance due from Ryan Financial Advisors, Inc. of $34,117.

NOTE G-CASH FLOW INFORMATION:

Cash paid for income taxes was $0 for the year ended September 30, 2006.